Exhibit 1

For release: IMMEDIATELY

For additional information contact: Thomas R. Pilholski — 602.923.7200

EAGLEPICHER HOLDINGS, INC. ANNOUNCES
FIRST QUARTER 2003 FINANCIAL RESULTS

     Phoenix, Arizona, April 14, 2003 — EaglePicher Holdings, Inc. announces its first quarter 2003 financial results, which ended February 28, 2003, and reports an increase in net sales of $7.1 million, or 4.3%, to $170.3 million in 2003 from $163.2 million in 2002. The increased net sales was primarily driven by a 41.2% increase in our Technologies Segment’s Power Group due to new programs, improved pricing, and increased spending in our defense power business, as well as a $1.0 million, or 43%, increase in our commercial power sales, as a result of new initiatives in the commercial market, and a 17.4% increase in our Automotive Segment’s Wolverine division, due primarily to increased penetration of the aftermarket and small engine markets, and favorable foreign currency. These sales increases were partially offset by a 3.0% decrease in our Automotive Segment’s Hillsdale division, due to the continued phase-out of a lost automotive transmission pump program, and decreased volumes at our Hillsdale U.K. automotive operation, which is in the process of being sold. We will complete the sale of our Hillsdale U.K. automotive operation during the second quarter of 2003 and will restate our financial results to account for this sale as a Discontinued Operation. We anticipate that the net charge to our earnings related to this divestiture will be approximately $3.5 million to $5.0 million in 2003, with net cash proceeds of approximately $1.5 million to $2.0 million.

     In the fourth quarter of fiscal 2002, we restated our financial statements to reflect the appropriate adoption of EITF 00-10, “Accounting for Shipping and Handling Fees and Costs.” We should have adopted EITF 00-10 in 2001. EITF 00-10 states that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. Prior to the adoption of EITF 00-10, some of the costs billed to customers for shipping and handling costs (our transportation expenses) were included as an offset to our costs. This restatement had no impact on operating income, net income, or cash flows. The impact to the financial statements for the first quarter of 2002 was an increase in both Net Sales and Cost of Products Sold by $3.9 million.

     We report operating income of $11.0 million, an increase of $6.2 million, or 127.3%, from $4.9 million in 2002. In addition, we report net income of $1.2 million in 2003, compared to a net loss of $6.2 million in 2002. Our net loss applicable to common shareholders after accretion of preferred stock is $2.8 million in 2003, compared to a net loss applicable to common shareholders of $9.7 million in 2002. The improved operating performance was due primarily to:

a.	$3.7 million of higher gross margin due to increased sales volume, and a 1.3 point gross margin increase due to productivity improvements in our Automotive and Technologies Segments.

b.	$3.9 million of goodwill amortization expense in 2002 which we are no longer required to expense with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, on December 1, 2002. We have completed our initial impairment test required by this accounting standard and have determined we will not recognize an impairment charge related to the adoption of this accounting standard.

c.	$1.5 million of additional interest expense in 2002 related to our accounts receivable asset-backed securitization, and

d.	$1.1 million increase in Selling and Administrative due to increased compensation costs related to our long-term and annual management bonus plans, higher insurance costs, wage increases, and increased selling costs due to higher sales volumes.

     We also report net cash used in operating activities in 2003 of $7.6 million, down from net cash provided by operating activities in 2002 of $50.3 million, which includes $43.8 million provided from the securitization of accounts receivable which we completed in the first quarter of 2002. The 2003 use of cash in operating activities was primarily related to the payment in 2003 of litigation settlement costs and restructuring costs that were expensed in 2002, as well as a $10.1 million reduction in accounts payable. We also report net cash used of $3.6 million in investing activities, and net cash provided by financing activities of $10.3 million.

     We also report the following as of February 28, 2003:

•	Total indebtedness, including our net capital investment in our receivables securitization, of $427.8 million.

•	Cash on hand of $32.3 million.

•	Availability of $39.9 million under our various credit facilities.

     We were in compliance with all covenants under our various credit facilities as of February 28, 2003.

     Projected sales for 2003 are estimated to be in the range of $670.0 million to $700.0 million compared to $696.8 million in 2002. The 2003 sales range is primarily attributed to the current uncertainty regarding industry forecasted automotive builds for 2003. Also, the sales estimate for 2003 reflects the anticipated decrease in sales of approximately $15.0 million related to the phase-out of an automotive transmission pump program in our Hillsdale Division, as well as our decision to sell our Hillsdale U.K. Automotive operation, which will have approximately $10.0 million less sales in 2003 compared to 2002.

     We are projecting 2003 Operating Income to be in the range of $53.5 million to $57.5 million. This amount includes $45.0 million of depreciation and amortization of intangibles, and excludes $0.5 million of non-operating income. These Operating Income estimates also include $3.0 million of expense related to non-cash provisions for our long-term bonus program, which are added back to Operating Income for purposes of determining our debt covenant calculations. In 2002, our Operating Income was $5.3 million, which included $64.0 million in depreciation and amortization of intangibles expense, and excluded $1.6 million of non-operating income. This projected improved Operating Income, despite lower sales, primarily reflects:

a.	the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, which eliminated the amortization of goodwill, effective December 1, 2002 (approximately $16.0 million)

b.	a reduction of special charges of approximately $26.0 million in 2002 related to legal expenses and legal settlements, divestitures, restructuring expenses and other unusual charges,

c.	improved sales mix in our Technologies and Automotive Segments, and improved pricing in our Technologies Segment,

d.	cost reductions and productivity initiatives across all businesses,

e.	an approximate $4.8 million increase in our pension expense, from $3.8 million of income in 2002 (excluding special termination benefits incurred in 2002) to an estimated $1.0 million of expense in 2003, and

f.	approximately $2.0 million in increased compensation costs related to our long-term and annual management bonus plans.

     On the basis of these projections, we believe we will be incompliance with all covenants under our various credit facilities during 2003.

     This news release contains statements which, to the extent that they are not recitations of historical fact, constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934. Such forward-looking information involves risks and uncertainties that could cause actual results to differ materially from those expressed in any such forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to maintain existing relationships with customers, demand for our products, our ability to successfully implement productivity improvements and/or cost reduction initiatives; our ability to develop, market and sell new products, our ability to obtain raw materials, increased government regulation or changing regulatory policies resulting in higher costs and/or restricting output, increased price competition, currency fluctuations, general economic conditions, acquisitions and divestitures, technological developments and changes in the competitive environment in which we operate, as well as factors discussed in our filings with the U.S Securities and Exchange Commission.

     All of our operations are conducted through our wholly-owned subsidiary EaglePicher Incorporated (“EPI”) and its subsidiaries. EPI, founded in 1843, is a diversified manufacturer of industrial products for the automotive, defense, aerospace and other industrial markets worldwide.

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April 14, 2003